CASTILLIAN RESOURCES CORP.
(Formerly Castle Metals Corporation)

TSX VENTURE EXCHANGE: CT

May 14, 2003


03022091

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange


SUPPL

Dear Mesdames/Sirs:

Corporation: ***Castillian Resources Corp.***
Mailing Date: ***May 14, 2003***

Pursuant to National Instrument 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- 1st Quarter Report for the Period Ending March 31, 2003.

Yours truly,

CASTILLIAN RESOURCES CORP.

Debra Watkins
Corporate Secretary

:cn/encl

Copy to: Boughton Peterson Yang Anderson – Claudia Losie
Pacific Corporate Trust Company
Dale, Matheson, Carr-Hilton
Securities & Exchange Commission (File No. 12G #82-2472)

1255 West Pender Street, Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
CASTILLIAN RESOURCES CORP.	MARCH 31, 2003	2003/05/05

ISSUER ADDRESS		
1255 WEST PENDER STREET		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER, BRITISH COLUMBIA V6E 2V1	(604) 687-3141	(604) 687-2038

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
CARMON CURRIE	CONTROLLER	(604) 687-2038

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ccurrie@dsm.ca	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	DONALD R. SHELDON	2003/05/13
[signature]	EUGENE BEUKMAN	2003/05/13

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
BALANCE SHEET
March 31, 2003 and December 31, 2002
(Unaudited)

	Mar 31 2003	Dec 31 2002
ASSETS		
Current Assets		
Cash	$ 480,453	$ 352
Accounts receivable	1,791	1,142
	482,244	1,494
Resource Property Interests		
Mineral properties **(Note 3)**	698,253	698,253
Deferred exploration expenditures **(Schedule)**	301,748	301,748
	1,000,001	1,000,001
	$ 1,482,245	$ 1,001,495
LIABILITIES		
Current Liabilities		
Accounts payable	$ 185,097	$ 179,627
Prepaid subscriptions **(Note 4)**	504,000	
	689,097	179,627
SHAREHOLDERS' EQUITY		
Share Capital		
Share capital **(Note 5)**	21,077,220	21,077,220
Contributed surplus	2,513,279	2,513,279
Deficit	(22,797,351)	(22,768,631)
	793,148	821,868
	$ 1,482,245	$ 1,001,495

Director

Director

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
STATEMENT OF DEFICIT
For the Three Months Ending March 31, 2003 and 2002
(Unaudited)

	Mar 31 2003	Mar 31 2002
DEFICIT, beginning of period	$ 22,768,631	$ 21,827,410
NET LOSS FOR THE PERIOD	28,720	[illegible]8,653
DEFICIT, end of period	22,797,351	21,846,063

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
STATEMENT OF OPERATIONS
For the Three Months Ending March 31, 2003 and 2002
(Unaudited)

	3 months Ended Mar 31 2003	3 months Ended Mar 31 2002
ADMINISTRATIVE EXPENSES		
Accounting, audit and legal	$ 15,560	$ 7,920
Amortization	-	2,179
Bank charges and interest	37	60
Filing & transfer agent fees	10,807	949
Management fees	2,500	7,500
Office and miscellaneous	12	61
	28,917	18,669
LOSS BEFORE OTHER ITEMS	28,917	18,669
OTHER ITEMS		
Interest income	(13)	(16)
Writeoff of accounts payable	(184)	-
Writeoff of mineral properties	-	-
	(197)	(16)
NET LOSS FOR THE PERIOD	28,720	18,653
LOSS PER SHARE	$ 0.012	$ 0.010

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
STATEMENT OF CASH FLOWS
For the Three Months Ending March 31, 2003 and 2002
(Unaudited)

	3 months Ended Mar 31 2003	3 months Ended Mar 31 2002
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	$ (28,720)	$ (18,653)
Items not affecting cash:		
Amortization	-	2,179
	(28,720)	(16,474)
Net change in non-cash working capital items	4,821	16,837
	(23,899)	363
FINANCING ACTIVITIES		
Prepaid subscriptions	504,000	-
	504,000	-
INCREASE (DECREASE) IN CASH	480,101	363
CASH, beginning of the period	352	329
CASH, end of period	$ 480,453	$ 692

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
SCHEDULE OF DEFERRED EXPLORATION EXPENSES
For the Three Months Ending March 31, 2003 and 2002
(Unaudited)

	Mar 31 2003	Mar 31 2002
LABRADOR		
Aircraft rental and transportation	$ 1,267,031	$ 1,267,031
Assays	6,597	6,597
Camp	120,587	120,587
Communications	85,656	85,656
Drilling - contract services	1,011,305	1,011,305
- support services	104,203	104,203
- transportation	862,463	862,463
Fuel	192,292	192,292
General and miscellaneous	265,693	265,693
Geologist	607,026	607,026
Geophysics	331,366	331,366
Maps	6,537	6,537
Meals and accommodation	123,040	123,040
Operating fees	464,975	464,975
Supplies and equipment	94,440	94,440
Wages and benefits	184,378	184,378
	5,727,589	5,727,589
Less: cash recovered	(1,703,930)	(1,703,930)
impairment charge	(3,721,911)	(3,221,911)
	301,748	801,748
BRITISH COLUMBIA		
Aircraft rental and transportation	$ -	$ 23,076
Assays	-	1,911
Geologist and other labour	-	36,264
Geophysics	-	18,653
General and miscellaneous	-	10,622
Maps	-	2,535
Meals and accommodation	-	13,195
Staking	-	1,565
Supplies and equipment	-	5,448
	-	113,269
Less: cash recovered	-	(13,404)
	-	99,865
	$ 301,748	$ 901,613

CASTILLIAN RESOURCES CORP.
(FORMERLY CASTLE METALS CORPORATION)
NOTES TO FINANCIAL STATEMENTS
For the Three Months Ending March 31, 2003 and 2002
(Unaudited)

1. Nature of Operations

The company is primarily engaged in the acquisition, exploration and development of mineral properties. Funding for operations is obtained through public and private share issuances.

2. Accounting Policies

These interim financial statements should be read in conjunction with the annual financial statements as at December 31, 2002. The accounting policies and methods have not changed.

3. Mineral Properties

	Net Beginning of Year $	Additions Current Period $	Written off Current Period $	Net End of Period $
Labrador	698,252	-	-	698,252
British Columbia	1	-	-	1
	698,253	-	-	698,253

4. Prepaid Subscriptions

The Company has received $504,000 for a non-brokered private placement announced on February 20, 2003. The placement is for the sale of 4,200,000 units at $0.12 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable for one common share of the Company for two years from the closing date of the private placement, at an exercise price of $0.16 per share.

A finder's fee of 10% of the number of units sold to non-insiders under the private placement will be paid, either in cash or by the issuance of common shares of the Company, at a deemed price of $0.12 per share.

The above is subject to applicable regulatory approvals.

5. Share Capital

a) Authorized share capital

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

b) Issued

	2003 Number of shares	$ Amount	2002 Number of shares	$ Amount
Balance, end of period	2,442,927	21,077,220	1,815,426	21,001,920

6. Subsequent Events

The Company has entered into an agreement with an option to earn a 65% interest in 124 claim units known as the Indata Property located in central British Columbia. The Company must make cash payments totaling $120,000 as follows:

$5,000 on exchange approval
$5,000 by first anniversary
$5,000 by second anniversary
$15,000 by third anniversary
$40,000 by fourth anniversary
$50,000 by fifth anniversary

The Company has also committed to issue 185,000 shares or pay cash in substitution for the shares as follows:

10,000 on exchange approval (deemed value $5,000)
25,000 by first anniversary (or substitute $10,000 in cash for the shares)
25,000 by second anniversary (or substitute $10,000 in cash for the shares)
25,000 by third anniversary (or substitute $10,000 in cash for the shares)
50,000 by fourth anniversary (or substitute $20,000 in cash for the shares)
50,000 by fifth anniversary (or substitute $20,000 in cash for the shares)

The Company has also committed to incur exploration expenditures totalling $1,000,000 as follows:

$50,000 by first anniversary
$100,000 by second anniversary
$100,000 by third anniversary
$100,000 by fourth anniversary
$650,000 by fifth anniversary

All payments and share issuance after the original $5,000 and 10,000 share issuance are optional at the discretion of the Company.

This agreement is subject to regulatory approval.

Castillian Resources Corp.
(Formerly Castle Metals Corporation)
For the Three Months Ended March 31, 2003
Schedule "B"

1. **Related Party Transactions**

   a) Amounts paid to a corporation with Directors in Common

Accounting Fees	$7,500
Management Fees	$2,500

2. a) Securities Issued During the Period: Nil

   b) Options Granted During the Period: Nil

   c) Options Cancelled/Expired During the Period: Nil

3. a)

Authorized Capital	100,000,000 Common Shares, no par value
Issued and Outstanding	2,442,927 Common Shares for $21,077,220

   b) Outstanding Options:

Name/Position		# of Shares	Exercise Price	Expiry Date
Insiders:	Donald R. Sheldon	22,588	$1.50	05/11/2005
	Eugene Beukman	20,000		
	Gordon Keevil	4,000		
	Debra Watkins	4,000		
Employees:		4,000	$1.50	05/11/2005
Insiders:	Eugene Beukman	50,000	$1.00	11/01/2006
Consultant		35,000	$1.00	11/01/2006

   Outstanding Share Purchase Warrants:

No. of Warrants	Exercise Price	Expiry Date
19,000	1.00	6/18/03

   c) Shares in Escrow - NIL

   d) Directors/Officers:

   Donald Sheldon – President/Director
   Eugene Beukman – Director
   Gordon Keevil – Director (resigned March 7, 2003)
   John Kowalchuck – Director (director since March 27, 2003)
   Debra Watkins – Secretary

CASTILLIAN RESOURCES CORP.
(Formerly Castle Metals Corporation)
PRESIDENT'S REPORT
FOR THE 1ST QUARTER ENDED MARCH 31, 2003
Schedule "C"

TO OUR SHAREHOLDERS:

Description of Business
CASTILLIAN RESOURCES CORP. (the "Issuer") was established in 1987 to engage in the acquisition, exploration and development of mineral properties. The Issuer is a reporting issuer in British Columbia, Alberta and Ontario and its shares are listed on the TSX Venture Exchange. The President of the Issuer joined the Board of Directors and has had an active role with the Issuer since March 1994.

At the Issuer's Annual and Special Meeting held on June 19, 2002, shareholders approved a consolidation and re-organization of the shares of the Issuer on a 10:1 basis, and a change of name from "Castle Metals Corporation" to "Castillian Resources Corp.", which was approved by the regulatory authorities on July 26, 2002. The new trading symbol for the Issuer is CT.

During the past five years, the Issuer acquired several mineral properties outright through staking or purchase and entered into option agreements to earn interests in several others. The Issuer subsequently abandoned and/or disposed of its interest in several of its mineral properties. Currently, the Issuer owns or holds options to acquire interests in the following properties:

a) The Issuer holds a 70% interest in 532 claims located in the Okak Valley of Labrador.
b) The Issuer holds a 100% interest by staking the Grub 40 and Grub 41 Claims ("Grub 40 and Grub 41 Claims") located south of the historic town of Stanley in the Barkerville gold mining camp.

Indata Property, British Columbia
The Company entered into an agreement, subsequent to the fiscal quarter ended March 31, 2003, to acquire a 65% interest in 124 claim units known as the Indata Property located in central British Columbia north of Fort St. James. For further details on this property acquisition, please see section under "Subsequent Events".

Okak Valley Property, Labrador
The Issuer holds a 70% interest in 532 claims located in the Okak Valley, northwest of the Voisey Bay nickel/copper discovery, a contiguous claim group which straddles the north contact between the gneisses and mafic to ultramafic intrusive bodies similar to the lithological units that host the Voisey Bay discovery. The Issuer's mineral claims are in good standing to at least 2008.

Wells/Barkerville Area of B.C.
A key focus of the Barkerville Gold Project exploration program in 2000 was delineating mineralization on the Grub group of mineral claims located south of the former townsite of Stanley, BC. The Stanley property straddles the upper reaches of Lightening Creek, which was historically one of the most prolific gold producing streams in the district. The geological setting is analogous to rocks in the Wells-Barkerville area and consists of interbedded sequences of muscovite schist, quartzite and phyllite. The Lightening Creek anticline lies parallel to the creek with zones of strong deformation and alteration exposed in the overturned southern limb.

The Stanley property is located in the historic Cariboo Gold District of central BC, where more than 3.2 million ounces of gold have been recovered form placer and hardrock mines. The area covered by the Grub claims was actively mined during the Cariboo Gold Rush. Approximately 250,000 ounces of gold was recovered from gravels along Lightening Creek and tributaries. A bedrock source for this gold has, as yet, not been identified. The Issuer does not intend to conduct further exploration on this property during 2003.

Discussion of Operations and Financial Condition
The Issuer's historical capital needs have been met by equity financing and the exercise of stock options. The Issuer will require additional financing to fund any additional work programs or development work. In light of ever changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Issuer.

The Issuer had a net loss of $28,720 during the three months ended March 31, 2003 compared with $18,653 in 2002.

Expenditures for operating activities were $28,700 (2002 - $16,474) and mineral properties were nil (2002 - nil). The foregoing discussion and analysis of the results of operations of the Issuer for the 2003 and 2002 quarters should be read in conjunction with the annual financial statements of the Issuer and notes thereto as at December 31, 2002. There have been no major changes in accounting policies during the two-year period.

Transactions with Related Parties
Please see Schedule B.

Corporate
On March 7, 2003, Mr. Gordon Keevil resigned from the Board as director. The Issuer wishes to thank Mr. Keevil for his contribution to the Issuer. Mr. John Kowalchuck filled the position of director on March 27, 2003.

Financings, Principal Purposes and Milestone

Non-Brokered Private Placement

On February 20, 2003 the Issuer announced a non-brokered private placement to raise up to $504,000, through the sale of 4,200,000 units at $0.12 per unit. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will be exercisable for one common share of the Issuer for 2 years from the closing date of the private placement, at an exercise price of $0.16 per share.

A finder's fee of 10% of the number of units sold to non-insiders under the private placement will be paid, either in cash or by the issuance of common shares of the Issuer, at a deemed price of $0.12 per share. The proceeds of this financing will be used to pay all outstanding indebtedness of the Issuer and for general working capital. The financing is subject to regulatory approval.

Liquidity and Capital Resources
During the fiscal period, cash resources increased by $480,101 compared to an increase of $363 in the 2002 period. Working capital deficit as at March 31, 2003 was $206,853 (compared with the deficit in 2002 of $214,165).

As at March 31, 2003, the Issuer had paid up capital of $21,077,220 (2002 - $21,001,920), representing 2,442,927 common shares without par value, contributed surplus of $2,513,279, and a deficit of $22,797,351 resulting in a shareholders' equity of $793,148.

Subsequent Events

The Company has entered into an agreement dated April 24, 2003 with Eastfield Resources Ltd. ("Eastfield) whereby the Company can earn a 65% interest in 124 claim units known as the Indata Property located in central British Columbia north of Fort Saint James. The Indata Property covers 3,100 hectares (7,400 acres) located at a relatively low elevation in a timbered setting with upwards of 95% of the property being covered by overburden. In 1998 the construction of an 18-kilometre access road into the property, initiated in 1994, was completed by Eastfield. In order to earn its interest, the Company must make cash payments totaling $120,000, issue an aggregate 185,000 common shares or pay cash in substitution for the shares, and incur exploration expenditures within the times specified over a five year period, as follows:

On acceptance by the TSX Venture Exchange (Firm Commitment)

1.) Make a $5,000 cash payment
2.) Issue 10,000 shares (deemed value $5,000).

By the First Anniversary, 2004 (Firm Commitment)

1.) Have funded $50,000 in exploration on the property.

By the First Anniversary, 2004 (Optional)

1.) Make a $5,000 cash payment.
2.) Issue 25,000 shares or, at The Company's discretion, substitute $10,000 in cash for the shares.

By the Second Anniversary, 2005 (Optional)

1.) Make a $5000 cash payment.
2.) Issue 25,000 shares or, at The Company's discretion, substitute $10,000 in cash for the shares.
3.) Have funded $100,000 additional in exploration of the property.

By the Third Anniversary, 2006 (Optional)

1.) Make a $15,000 cash payment.
2.) Issue 25,000 shares or, at The Company's discretion, substitute $10,000 in cash for the shares.
3.) Have funded $100,000 additional in exploration of the property.

By the Fourth Anniversary, 2007 (Optional)

1.) Make a $40,000 cash payment.
2.) Issue 50,000 shares or, at The Company's discretion, substitute $20,000 in cash for the shares.
3.) Have funded $100,000 additional in exploration of the property.

By the Fifth Anniversary, 2008 (Optional)

1.) Make a $50,000 cash payment.
2.) Issue 50,000 shares or, at The Company's discretion, substitute $20,000 in cash for the shares.
3.) Have funded $1,000,000 in cumulative exploration expenditures on the property.

Closing

We would like to thank our shareholders for their continued support. Our goal is to enhance our shareholder's equity through favourable financings and subsequent exploration success.

On Behalf of the Board of Directors

Donald R. Sheldon, President